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                                                                    Exhibit 4.3

                           CERTIFICATE OF AMENDMENT TO

                      AMENDED ARTICLES OF INCORPORATION OF

                                FERRO CORPORATION


         Albert C. Bersticker, Chairman and Chief Executive Officer, and Mark A. Cusick, Secretary of Ferro Corporation (the "Corporation"), an Ohio corporation for profit with its principal location at Cleveland, Ohio, do hereby certify that a meeting of the shareholders of the Corporation entitling them to vote on the proposal to amend the Amended Articles of Incorporation of the Corporation, was duly called and held on April 24, 1998, at which meeting a quorum of such shareholders was present in person or in proxy, and that by the affirmative vote of the shareholders entitling them to exercise at least two-thirds of the voting power of the Corporation on such proposal, the following amendment to the Amended Articles of Incorporation was adopted:

                           "FOURTH: The number of shares which the Corporation
                  is authorized to have outstanding is 302,000,000 consisting of 2,000,000 shares of Serial Preferred Stock without Par Value (hereinafter called "Serial Preferred Stock") and 300,000,000 shares of Common Stock of the Par Value of $1.00 each (hereinafter called "Common Stock")."

         IN WITNESS WHEREOF, the above-named officers, acting for and on behalf of the Corporation, have subscribed their names this 17th day of June, 1998.

                                    /s/ Albert C. Bersticker
                                    --------------------------------------
                                    Albert C. Bersticker
                                    Chairman & Chief Executive Officer


                                    /s/ Mark A. Cusick
                                    --------------------------------------
                                    Mark A. Cusick
                                    Secretary